SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                       Act

                              Concord Fabrics Inc.
                              --------------------
                            (Name of Subject Company)

                              Concord Merger Corp.
                              --------------------
                                    (Bidder)

                      Class A Common Stock, $.50 par value
                      ------------------------------------
j                      Class B Common Stock, $.50 par value
                      ------------------------------------
                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
                         -------------------------------
                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                               New York, NY 10167
                                 (212) 692-1800
                                 --------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                       Communication on Behalf of Bidder)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
            10,495,146.38(1)
              Transaction                               2099.03
              Valuation(2)                        Amount of Filing Fee
--------------------------------------------------------------------------------

--------
(1) The Company has 3,614,215 shares outstanding. 2,281,498 shares are owned by the bidder. Therefore, the fee is based on 1,332,717 multiplied by the merger price of $7.875 per share.

(2) Concord Merger Corp. is amending its Schedule 13D filed on August 4, 1999, by the submission of this Schedule 14D-1.

      Check box if any part offer is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: _______________             Filing party: _____________

Form or registration no.: _____________             Date filed: _______________

CUSIP No. 206219206
          206219305                   14D-1            Page _____ of _____ Pages
================================================================================
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Concord Merger Corp.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      BK, SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                               |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,168,699 shares of Class A Common Stock.
      1,112,799 shares of Class A Common Stock.
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT OF ROW (7) EXCLUDES
      CERTAIN SHARES                                                        |_|
--------------------------------------------------------------------------------
9     PERCENT OF CLASS REREPRESENTED BY AMOUNT IN ROW (7)

      53.9% of Class A Common Stock
      77.0% of Class A Common Stock
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

      HC
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!.

            This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Concord Merger Corp., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, not already owned by it (the "Shares"), of Concord Fabrics Inc., a Delaware corporation (the "Company"), at a price of $7.875 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Security and Subject Company.

            (a) The name of the subject company is Concord Fabrics Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1359 Broadway, New York, NY 10018.

            (b) The classes of equity securities being sought are all the shares of Class A Common Stock, par value $.50 per share and Class B Common Stock, par value $.50 per share, of the Company. The information set forth in the "Introduction" and "The Tender Offer - 1. Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

            (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market, set forth in "The Tender Offer - 5. Price Range of Shares; Dividends" of the Offer to Purchase, is incorporated herein by reference.

Item 2. Identity and Background.

            (a)-(d) and (g) This Statement is filed by Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser are set forth in the "Introduction", "The Tender Offer - 7. Certain Information Concerning Purchaser" and Schedule II of the Offer to Purchase and are incorporated herein by reference.

            (e) and (f) During the last five years, neither Purchaser nor to the best knowledge of Purchaser, none of the persons listed in Schedule II of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

            (a) The information set forth in "The Tender Offer - 7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company" and "Special Factors - 3. The Offer and Merger; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth in the "Introduction", "The Tender Offer - 6. Certain Information Concerning the Company", "The Tender Offer - 7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", and "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

            (a)-(c) The information set forth in "The Tender Offer - 8. Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

            (a)-(e) The information set forth in the "Introduction", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. "The Offer and Merger; Merger Agreement", and "Special Factors - 3. Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

            (f) and (g) The information set forth in "Special Factors - 4. Effect of the Offer on the Market for Shares, Exchange Act Listing, Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

            (a) and (b) The information set forth in "The Tender Offer - 7. Certain Information Concerning Purchaser" and in Schedule III of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

            The information set forth in the "Introduction", "The Tender Offer -
7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company"; and "Special Factors - 2. the Offer and Merger; Merger Agreement" and

"Special Factors - 3. Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to Be Compensated.

            The information set forth in the "Introduction", "Special Factors -
1. Background of the Offer; Contacts with the Company", and "The Tender Offer -
11. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

            The information set forth in "The Tender Offer - 7. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

            (a) Not applicable.

            (b) and (c) The information set forth in "The Tender Offer - 10. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

            (d) Not applicable.

            (e) Not applicable.

            (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 11. Material to Be Filed as Exhibits.

(a)(1) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 net per share by Concord Merger Corp., dated August 4, 1999.

(a)(2)      Form of Letter of Transmittal, dated August 4, 1999.

(a)(3)      Form of Notice of Guaranteed Delivery, dated August 4, 1999.

(a)(4) Form of Letter from First Union Capital Markets Corp. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 4, 1999.

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients, dated August 4, 1999.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)      None.

(a)(8)      Press Release issued by the Company on July 29, 1999.

(b)(1) Form of Commitment Letter from the Chase Manhattan Bank to Alvin Weinstein, Joan Weinstein and David Weinstein, dated July 26, 1999.

(c)(1) Form of Agreement and Plan of Merger, dated as of July 29, 1999, between Purchaser and the Company.

(d)         None.

(e)         Not applicable.

(f)         None.

                                  EXHIBIT INDEX

Exhibit     Page in Sequential
No.         Numbering System
-------     ------------------

(a)(1)      Form of Offer to Purchase for Cash All
            Outstanding Shares of Class A and
            Class B Common Stock of Concord
            Fabrics Inc., at $7.875 net per share
            by Concord Merger Corp., dated August
            5, 1999.

(a)(2)      Form of Letter of Transmittal, dated
            August 4, 1999.

(a)(3)      Form of Notice of Guaranteed Delivery,
            dated August 4, 1999.

(a)(4)      Form of Letter from First Union
            Capital Markets Corp. to Brokers,
            Dealers, Commercial Banks, Trust
            Companies and Other Nominees, dated
            August 4, 1999.

(a)(5)      Form of Letter from Brokers, Dealers,
            Commercial Banks, Trust Companies and
            Other Nominees to Clients, dated
            August 4, 1999.

(a)(6)      Form of Guidelines for Certification
            of Taxpayer Identification Number on
            Substitute Form W-9

(a)(7)      None.

(a)(8)      Press Release issued by the Company on
            July 29, 1999.

(b)(1)      Form of Commitment Letter from the
            Chase Manhattan Bank to Alvin
            Weinstein, Joan Weinstein and David
            Weinstein, dated July 26, 1999.

(c)(1)      Form of Agreement and Plan of Merger,
            dated as of July 29, 1999, between
            Purchaser and the Company

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                      August 4, 1999
                                                      --------------
                                                      (Date)


                                                      /s/ Earl Kramer
                                                      ----------------
                                                      (Signature)

                                                      President
                                                      ----------------
                                                      (Name and Title)